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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2001


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



                 [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F  X            Form 40-F
                             ---                    ----



                 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes                No   X
                             ---               ---


                 [If "Yes" is marked, indicate below the file number
        assigned to the registrant in connection with Rule 12g3-2(b):  82-  ]
                                                                          --



                           -------------------------


       This report on Form 6-K is hereby incorporated by reference in the registration statements on Form F-3 of DaimlerChrysler North America
    Holding Corporation (Registration Statement Nos. 333-13160 and 333-11306)


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                               DAIMLERCHRYSLER AG




      FORM 6-K:   TABLE OF CONTENTS



1. Press release of DaimlerChrysler AG, dated February 26, 2001, on the Chrysler Group Turnaround Plan and DaimlerChrysler Group Performance Outlook through 2003



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                                                                    1




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                                DAIMLERCHRYSLER


                                                   Press Information

                                                   February 26, 2001

Contact:
Michael Pfister                     Phone +49(0)711-17-93635
Thomas Froehlich                    Phone +49(0)711-17-93311
Lori McTavish                       Phone ++1-248-760-2617


DAIMLERCHRYSLER ANNOUNCES CHRYSLER GROUP TURNAROUND PLAN AND
DAIMLERCHRYSLER GROUP PERFORMANCE OUTLOOK THROUGH 2003

o     CHRYSLER GROUP IS EXPECTED TO RETURN TO PROFITABILITY IN 2002

o INCREASING ANNUAL BENEFITS OF THE RESTRUCTURING MEASURES AT CHRYSLER GROUP; EURO 7.2 BILLION ($8.1 BILLION) BY 2003

o RESTRUCTURING CHARGE OF UP TO EURO 4 BILLION ($3.9 BILLION); EURO 3 BILLION ($2.8 BILLION) IN Q1 2001

o     DAIMLERCHRYSLER'S OPERATING PROFIT TARGETS* (EXCLUDING ONE-TIME EFFECTS):

      -     IN 2001 BETWEEN EURO 1.2 BILLION AND EURO 1.7 BILLION

      -     IN 2002 BETWEEN EURO 5.5 BILLION AND EURO 6.5 BILLION

      -     IN 2003 BETWEEN EURO 8.5 BILLION AND EURO 9.5 BILLION

STUTTGART/AUBURN HILLS -- DaimlerChrysler today announced at the annual press conference in Sindelfingen, Germany, the company's 2001-2003 turnaround plan for the Chrysler Group and the overall company performance outlook for 2001 through 2003. The turnaround plan anticipates that the Chrysler Group will return to profitability in 2002.




* ASSUMPTIONS: EXCHANGE RATE 2001: 1 EURO = $ 0.93; 2002/2003 STRENGTHENING OF THE EURO AGAINST THE US$ EXPECTED STABLE ECONOMIC DEVELOPMENTS IN OUR MOST IMPORTANT MARKETS, CONTINUATION OF RELATIVELY HIGH DEMAND IN MOST KEY AUTOMOTIVE MARKETS DURING 2001- 2003, WEAKENING DEMAND IN NORTH AMERICA (APPROXIMATELY 16 MILLION VEHICLES ANNUALLY IN THE USA IN 2001 - 2003)


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                                       2


The Turnaround Plan for Chrysler Group is comprised of a number of measures aimed at cutting costs and boosting revenues. It is designed to improve financial performance and market position, and to lay the foundation for sustained positive results in the future. The plan involves six specific action areas. Four focus on reducing costs: material management; plant management; fixed cost management and restructuring operations. Two focus on enhancing revenues: revenue management and product strategy.

The Chrysler Group is renewing more than two-thirds of its products between 2000 and 2003. In fact, as it completes the launch of the all new Jeep - Registered Trademark - Liberty (Jeep Cherokee in Europe) and Dodge Ram models this year, the average age of the Chrysler Group vehicle line-up will be just
2.1 years -- giving it the youngest product range of any U.S. vehicle manufacturer.

Several key initiatives have already been announced since December 2000. These include an overall 15 percent, reduction in material costs; a reduction in the workforce of 26,000 - or 20 percent - over three years; the idling of six plants through 2003; and a revenue-enhancing plan for dealers.

In total, the Turnaround Plan aims to generate additional benefits through annual savings and profit improvements of EURO 3.3 billion ($3.1 billion) in 2001, rising to EURO 5.2 billion ($5.7 billion) in 2002, and EURO 7.2 billion ($8.1 billion) in 2003.

For the year 2001, the Chrysler Group anticipates an operating loss between EURO 2.2 billion ($2.0 billion) and EURO 2.6 billion ($2.5 billion). The implementation of the planned measures will lead to a restructuring charge of around EURO 3.0 billion ($2.8 billion) in 2001 and will be booked in the first quarter. In the following years, additional charges of up to EURO 1.0 billion ($1.1 billion) could be necessary.


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                                       3

Chrysler Group plans to return to modest profitability in 2002; an Operating Profit of more than EURO 2 billion (more than $2 billion) is expected in 2003.



The turnaround plan includes a number of financial and operative performance milestones:

o     By mid-year 2001:

      -     Workforce reduction of 12,000 employees; and,

      -     Launch of the Jeep Liberty.


o     By year-end 2001:

      -     Total workforce reduction of 19,300 employees;

      -     Reduction in material costs by more than five percent;

      - Major plant adjustments (e.g. elimination of shifts and change of line speed), including closure of the Toluca Transmission Plant;

      -     Launch of the new Dodge Ram; and,

      - Operating loss in the range of EURO 2.2 - EURO 2.6 billion ($2.0 - $2.5 billion).


o     By year-end 2002:

      -     Launch of the new Dodge Viper;

      - Further plant cost reductions and additional workforce reduction of 4,200 employees; and,

      -     Breakeven for the full year


o     By year-end 2003:

      -     Achieving the total workforce reduction of 26,000 employees;

      - Achieving the full 15% reduction in material costs compared to end of 2000;

      -     Launch of the new Dodge Durango and a medium-duty pickup truck; and,

      -     Operating profit of more than EURO 2 billion (more than $2 billion).


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                                       4

DAIMLERCHRYSLER GROUP PERFORMANCE OUTLOOK THROUGH 2003

DaimlerChrysler expects a 2001 first quarter operating loss between EURO 3.8 billion to EURO 4.3 billion. Excluding one-time effects of EURO 3 billion related to the restructuring measures at Chrysler Group and around EURO 400 million (at equity consolidation) as a one-time charge related to the Mitsubishi Motors Turnaround Plan, an operating loss of between EURO 0.8 billion and EURO 1.0 billion is expected.

For the whole year of 2001, operating profit -- adjusted for one-time effects -- is expected to be between EURO 1.2 billion and EURO 1.7 billion.

In 2002, the company is working toward an operating profit in the range of EURO 5.5 billion and EURO 6.5 billion, and a further increase in operating profit in 2003, to a level of between EURO 8.5 billion and EURO 9.5 billion.

These forecasts are based on the assumption that economic developments in the key markets will remain generally stable, and that vehicle demand in these markets will continue at the levels of recent years. In the USA, it is assumed that demand for passenger cars and light-duty trucks will be approximately 16 million units annually.

This press release contains forward-looking statements based on beliefs of DaimlerChrysler management. When used in this release, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. DaimlerChrysler does not intend or assume any obligation to update these forward looking statements.


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INTERNET SITE


Additional information and news from DaimlerChrysler is available on the Internet at: WWW.MEDIA.DAIMLERCHRYSLER.COM

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                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          DaimlerChrysler AG





                          By:  /s/  ppa. Hans-Georg Bruns
                               -------------------------------------
                               Name:  Dr. Hans-Georg Bruns
                               Title: Vice President
                                      Chief Accounting Officer




                          By:  /s/  i. V. Robert Koethner
                               ---------------------------------
                               Name:   Robert Koethner
                               Title:  Director




Date: February 26, 2001